UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MINORPLANET SYSTEMS USA, INC.

(FORMERLY @TRACK COMMUNICATIONS, INC.)

(Name of Issuer)

Common Stock, par value $0.01 par value

(Title of Class of Securities)

04648Y 20 4 (CUSIP Number)

October 6, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) (Qualified Investor)

☒ Rule 13d-1(c) (Passive Investor)

☐ Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04648Y 20 4	SCHEDULE 13G	Page 1 of 5 Pages

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person. Minorplanet Systems plc

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,621,483[1] 6. Shared Voting Power 0 7. Sole Dispositive Power 9,621,483[1] 8. Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

            Minorplanet Systems plc - 9,621,483[1]

            1 On August 15, 2003, Minorplanet Systems plc (formerly known as Minorplanet Systems Plc) (“Minorplanet”) entered into a binding letter agreement (the “Letter Agreement”) with Minorplanet Systems USA, Inc. (the “Issuer”) relating to: (i) an amendment to the Exclusive License and Distribution Agreement dated June 13, 2001 entered into between Mislex (302) Limited, as licensee, now known as Minorplanet Systems USA Limited, a United Kingdom private limited company which is the wholly-owned subsidiary of Caren (292) Limited, a United Kingdom private limited company which is the wholly-owned subsidiary of the Issuer (“UK Sub 1”), and UK Sub 1, as licensor, which assigned its rights as licensor to Minorplanet Limited (the “Licensor”), a United Kingdom private limited company which is a subsidiary of Minorplanet (the “License Agreement”); (ii) the waiver of certain rights held by Minorplanet under (A) the Stock Purchase and Exchange Agreement dated February 14, 2001, (B) an Addendum to the License Agreement dated September 26, 2002 (the “Addendum”) and (C) the Second Amended and Restated Bylaws (the “Bylaws”) of the Issuer; (iv) an Anti-Dilution Agreement to be entered into by the Issuer and Minorplanet at the closing under the Letter Agreement and (iv) certain other transactions described therein (collectively, the “Transactions”). These agreements and Transactions became effective on the date of closing under the Letter Agreement, October 6, 2003 (the “Closing”). As a condition to the Closing, Minorplanet sold 20,378,517 shares (the “Shares”) of the Issuer’s Common Stock to The Erin Mills Investment Corporation, a Canadian corporation (“Erin Mills”), pursuant to the terms of that certain Stock Purchase and Sale Agreement (the “Purchase Agreement”), dated August 15, 2003.

            Following the Closing, Minorplanet owns 9,621,483 shares of Common Stock, or 19.9% of the Issuer’s issued and outstanding Common Stock (as of July 14, 2003, the date given in the Issuer’s latest Form 10-Q). Minorplanet received $1.00 from Erin Mills for the sale of the Shares, and received licensing and other rights from the Issuer as part of the Transactions. Minorplanet also received rights under the Anti-Dilution Agreement, which provides that, in the event the Issuer issues or proposes to issue additional shares of Common Stock, or any security exercisable, convertible or exchangeable for Common Stock, then Minorplanet would have the right to purchase, at the same price per share, that number of shares which would be necessary to maintain Minorplanet’s ownership percentage at 19.9% on a fully diluted basis (as defined in the Anti-Dilution Agreement).

            At Closing Minorplanet also waived certain rights pursuant to an Irrevocable Waiver and Consent (the “Waiver”). Minorplanet relinquished certain rights with respect to (i) provisions of the Stock Purchase and Exchange Agreement, (ii) the Addendum, and (iii) the Bylaws. In accordance with the terms of the Waiver, at

Page 2 of 5 Pages

    Closing Minorplanet irrevocably and forever waived its right, previously granted under the Stock Purchase and Exchange Agreement and Bylaws, to appoint directors to the Issuer’s board of directors. Minorplanet also waived the anti-dilution protection given to it in the Stock Purchase and Exchange Agreement, which was replaced by the anti-dilution protection given to Minorplanet under the Anti-Dilution Agreement. Minorplanet also surrendered its right to receive periodic financial statements from the Issuer, and its ability to freely exchange Issuer stock certificates at the Issuer’s expense. Finally, Minorplanet waived its agreement with the Issuer to consult with each other in connection with any discussions that may occur between the Issuer and Nasdaq with respect to continued listing or quotation of the Issuer’s securities on Nasdaq.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11.	Percent of Class Represented by Amount in Row 9 19.9%

12.	Type of Reporting Person (See Instruction) CO

Page 3 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer: Minorplanet Systems USA, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

1155 KAS Drive Richardson, TX 75081

Item 2(a)	Name of Person Filing: Minorplanet Systems plc

Item 2(b)	Address of Principal Business Office:

Greenwich House 223 North Street, Leeds LS72AA United Kingdom

Item 2(c)	Place of Organization:

United Kingdom

Item 2(d)	Title of Class of Securities:

Common Stock, Par Value $0.01 per share

Item 2(e)	CUSIP Number: 04648Y 20 4

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

(a) ☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act;

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act;

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) of the Exchange Act;

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Page 4 of 5 Pages

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership:

	(a)	Amount beneficially owned:

Minorplanet Systems plc 9,621,483[1]

	(b)	Percent of Class: 19.9%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 9,621,483[1]

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 9,621,483[1]

(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Item 10(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINORPLANET SYSTEMS plc

Date: October 29, 2003	By:	/s/ Robert Kelly

	Name:	Robert Kelly
	Title:	Director